Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kuruma NFT Inc.
1730 East Holly Ave, Suite 757
El Segundo, CA 90245
https://www.kurumanft.com/

Up to $1,000,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kuruma NFT Inc.
Address: 1730 East Holly Ave, Suite 757, El Segundo, CA 90245
State of Incorporation: DE
Date Incorporated: November 19, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Community, Friends, Family - First 8 days | 15% bonus shares

Super Early Bird - First 11 days | 10% bonus

Early Bird Bonus - First 18 days | 5% bonus shares

<u>Volume-Based Perks</u>

$500+ | Bronze Tier (1)
Invest $500+ and receive 1% Bonus Shares, Founders Pit Pass NFT, your name on the Wall of Fame on kurumanft.com and a special Founders Club T-shirt.

$1,000+ | Silver Tier (2)
Invest $1,000+ and receive 5% Bonus Shares, Founders Pit Pass NFT, your name on the Wall of Fame on kurumanft.com and a special Founders Club T-shirt.

$2,500+ | Gold Tier (3)
Invest $2,500+ and receive 10% Bonus Shares, Founders Pit Pass NFT, your name on the Wall of Fame on kurumanft.com and a special Founders Club T-shirt.

$5,000+ | Platinum Tier (4)
Invest $5,000+ and receive 15% Bonus Shares, your name on the Wall of Fame on kurumanft.com , a special Founders Club T-shirt and a 15 minute Zoom call with CEO Taro Koki and co-founder Sung Kang.

$25,000+ | Legend Tier (5)
Invest $25,000+ and receive 20% Bonus Shares, your name on the Wall of Fame on kurumanft.com , a special Founders Club T-shirt and lunch with CEO Taro Koki and co-founder Sung Kang.

$50,000+ | GOAT Tier (6)
Invest $50,000+ and receive 25% Bonus Shares, your name on the Wall of Fame on kurumanft.com , a special Founders Club T-shirt, lunch with CEO Taro Koki and co-founder Sung Kang.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>10% StartEngine Owners' Bonus</u>

KurumaNFT Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible

for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Kuruma NFT Inc. ("KurumaNFT" or the "Company") is a corporation organized under the laws of the state of Delaware that produces and markets automotive NFTs and KurumaCards™, which are digital car collectibles.

The Company's business model consists of selling digital collectibles focused on automotive enthusiasts. Our digital collectibles are sold globally on kurumanft.com as well as secondary marketplaces online. The Company uses blockchain technology to create and distribute automotive digital collectibles with provenance and proof of authenticity. The team is made up of veterans in the automotive media space with the right connections to the automakers to acquire the proper licenses to create automotive digital collectibles.

KurumaNFT™ trademark filing. https://tsdr.uspto.gov/documentviewer?caseId=sn97312230&docId=APP20220318075812#docIndex=1&page=1

We are planning on applying for KurumaCards™ immediately after launching the first KurumaCard™ product (EST mid-Aug).

Competitors and Industry

Industry

The automotive industry is currently estimated at $104B. Between 2020 and 2024, the global classic car market is projected to grow steadily from roughly 30.9 billion U.S. dollars in 2020 to some 43.4 billion U.S. dollars in 2024. And the global automotive diecast collectible market is expected to reach $4.5B by 2027.

Competitors

The Company has a few major competitors in the automotive digital collectible market. Two of the top competitors in our industry include Candy Digital and Hot Wheels/Mattel. Hot Wheels is the industry leader in diecast toys and have recently entered the NFT space just in the first half of 2022.

Candy Digital has a license agreement with NASCAR and offers NASCAR racecar and driver-modeled digital collectibles.

Despite the present competitive landscape, the Company stands out in the automotive digital collectible industry because no other company focuses on the car community and car culture aspect. The Company is in discussion to sign major IP licenses with automotive manufacturers, aftermarket brands, and event brands.

Current Stage and Roadmap

Current Stage

Phase 1 - 1st half of 2022: Launched minimum viable product (MVP) with marketplace and NFT projects(Pit Pass, RWB, Racer Magazine, and Kuruma Driver Club™ profile pictures). We built a vibrant community of car x NFT enthusiast collectors.

Pit Pass: 250/500 Sold at 1SOL each.

RWB: 100/200 Sold at 5SOL each.

RACER: Two RACER design NFTs sold out within days.

Kuruma Driver Club™: Distributed free to all Pit Pass holders as profile pictures.

We accomplished everything we set out to do on a small scale. The know-how we learned along the way is invaluable. Next with this capital raise, we plan to build and scale on top of what we have accomplished so far.

Phase 2 - 2nd half of 2022:

- KurumaCards™ launched with Kaido House to success at the Japanese Classic Car Show. All 100 cards were gone within 2 hours.

- Falken Tires x KurumaCards collaboration at the Formula Drift finals. KurumaNFT launched 200 driver cards and 200 Falken Team cards for VIP and special corporate guests.

- Announcement of Hot Rod Magazine's 75th Anniversary KurumaCards at the 2022 SEMA Show.

- In-house engineering team to create a more consistent UX with a much lower barrier to entry. (NFT purchasing can be quite daunting)

- Content marketing through storytelling on digital platforms. In fact, that is our expertise!

- Events for our community

Future Roadmap

Phase 3 - 2023: Already received a non-binding LOI from a major car manufacturer. Mid-long term goal is to build the KurumaNFT™ and KurumaCards™ into a major automotive lifestyle brand. See what Hot Wheels has done in the real space with diecast cars and events. KurumaCards™ is our digital Hot Wheels.

The Team

Officers and Directors

Name: Taro Koki

Taro Koki's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Board Director & CEO
  Dates of Service: November 19, 2021 - Present
  Responsibilities: Overall management of corporation. Taro is not currently taking a salary but is compensated with equity.

Other business experience in the past three years:

- **Employer:** SEEEN Plc.
  Title: Chief Creative Officer
  Dates of Service: September 10, 2019 - July 19, 2021
  Responsibilities: Oversee all creative and content initiatives.

Other business experience in the past three years:

- **Employer:** GTChannel Inc.
  Title: President & Co-founder
  Dates of Service: January 01, 2010 - July 19, 2021
  Responsibilities: Creative, production and marketing.

Name: Sam Mitani

Sam Mitani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Content
  Dates of Service: November 20, 2021 - Present
  Responsibilities: Responsible for all KurumaNFT content.

Other business experience in the past three years:

- **Employer:** Trivalle Communications USA
  Title: President
  Dates of Service: July 01, 2012 - Present
  Responsibilities: Overall management of company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our KurumaCards™. Delays or cost overruns in the development of our

KurumaCards™ and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Kuruma NFT Inc., was formed on November 19, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kuruma NFT Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that NFTs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kuruma NFT Inc., or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kuruma NFT Inc., could harm our reputation and materially negatively impact our financial condition and business.

THERE ARE SIGNIFICANT REGULATORY AND LEGISLATIVE RISKS
As a result of the differences between our NFT's and traditional investment securities, we contend that our NFT is not a security that would be regulated by the Securities and Exchange Commission. However, the matter of whether any NFT or specific types of NFT's are securities and subject to regulation remains undecided. For example, there is little precedent on how existing law might treat the issue, fungibility, transfer, collateralisation, sequestration, loan, hypothecation, redemption or other disposition

of an NFT. There is a risk that a regulatory or legislative framework may be enacted that classify NFT's previously sold as unregulated securities. There is also a risk that the Company may fail, or may be required to materially modify its business plan, to comply with these laws or government regulations on a going forward basis. Any breach of law by the Company could have significant consequences for the Company and may adversely affect our revenues, results of operations, cash flows and prospects as well as our ability to sell NFTs.

An NFT or other particular digital asset's status as a "security" in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize our NFT, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain digital assets, although not, at present, NFT such as ours, fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given NFT or crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular NFT or crypto asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. In addition, although the SEC's Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether digital asset is a security in April 2019, and while under this framework we have determined, at this time, our NFT is not a security, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. We expect our views to continuously evolve to take into account case law, facts, and developments in technology. Further, if, in the future, our NFT is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for our business plan our operations and financial condition may be materially and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GoRight Digital LLC (Taro Koki)	10,000,000	Common Stock	98.92%
GoRight Digital LLC (Taro Koki)	1,000,000	Series A Preferred Stock	
Sam Mitani	5,000,000	Common Stock	0.49%
Sung Kang	5,000,000	Common Stock	0.49%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 150,000,000 with a total of 21,510,000 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the

Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors. Holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

The total number of shares outstanding on a fully diluted basis, 21,510,000 shares, includes 21,510,000 shares of Common Stock and does not include 1,000,000 shares of Series A Preferred Stock. Series A Preferred Stock has 1,000 votes per share on all matters presented to be voted by the holders of Common Stock, no conversion feature, no rights or preference nor impact on beneficial ownership of Common Stock.

Preferred Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

All remaining preferred stock apart from the 1,000,000 shares are designated as Series A Preferred Stock. No rights or preferences have been attributed to this treasury Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Series A Preferred Stock shall have 1,000 votes on all matters presented to be voted by

the holders of Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 21,510,000 shares, includes 21,510,000 shares of Common Stock and does not include 1,000,000 shares of Series A Preferred Stock. Series A Preferred Stock has 1,000 votes per share on all matters presented to be voted by the holders of Common Stock, no conversion feature, no rights or preference nor impact on beneficial ownership of Common Stock.

Taro Koki holds 1,000,000 shares of Series A Preferred Stock and thus has 1 billion votes.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $255,000.00
  Number of Securities Sold: 510,000
  Use of proceeds: Operational costs to build a team to launch marketplace and NFT projects.
  Date: February 22, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company was founded in November 2021 and did not officially begin operations until January 2022.

<u>Revenue</u>

Revenue for fiscal year 2021 was zero. Although the Company already has recorded revenue of $22,177.60 as of the end of June 2022.

<u>Cost of sales</u>

The cost of Sales for fiscal year 2021 was zero. The Company has recorded a cost of sales of $432.82 as of the end of June 2022.

Gross margins

Gross margins for fiscal year 2021 were zero.The company recorded a 98% gross margin so far as of June 2022.

Expenses

Expenses for fiscal year 2021 were zero. The company has recorded $182,996.90 in expenses as of June 2022.

Some of the main expenses were design fees, marketing costs, and outside services to build the minimum viable product for the first phase of the company.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because although revenue generating, the product has only been a minimum viable product (MVP) to prove the hypothesis that automotive digital collectibles as NFTs can be sold to automotive enthusiasts of interest. Past cash was primarily generated through equity investments. Our goal is to launch KurumaCards™ as a low barrier to entry automotive digital collectible slowly by Q4 2022 and officially launch the product by Q2 2023. Unlike KurumaNFT's current product offerings of one-off NFT product offerings, KurumaCards™ can be made available at a more affordable price point, released on a regular basis for collectors not necessarily experienced in cryptocurrencies. The Company has already implemented methods to sell NFTs using credit cards and also plan to do so with KurumaCards™.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the amount of $21,705 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product development of KurumaCards™ and operational costs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 5 months. This is based on a current monthly burn rate of approximately $25,000 for expenses related to consulting and service fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a projected monthly burn rate of $200,000 for expenses related to consulting fees, salaries, marketing, and R&D fees.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is planning on additional future sources of capital including raising capital through traditional institutional investors and angel groups. The Company is also taking part in NewChip's accelerator program.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Taro Koki
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2021, expenses paid on behalf of company from the founder's (Taro Koki) personal account was in the amount of $1,380. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.
  Material Terms: As of December 31, 2021, the outstanding balance of the loan is

$1,380.

Valuation

Pre-Money Valuation: $21,510,000.00

Valuation Details:

Pre-money valuation is $21,510,000 based on the assumption that the total addressable automotive enthusiast market, proven business at a small scale so far, financial projections, and the strong founders and capable team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market Growth & Trends

The automotive industry is currently estimated at $104B. Between 2020 and 2024, the global enthusiast classic car market is projected to grow steadily from roughly 30.9 billion U.S. dollars in 2020 to some 43.4 billion U.S. dollars in 2024. And the global automotive diecast collectible market is expected to reach $4.9B by 2025. KurumaNFT™ sits right at the intersection of this automotive enthusiast and collectible market.

The Company has a few major competitors in the automotive digital collectible market. Two of the top competitors in our industry include: Candy Digital and Hot Wheels/Mattel. Hot Wheels is the industry leader in diecast toys and have recently entered the NFT space just in 1st half of 2022.

Candy Digital has a license agreement with MLB and Race Team Alliance which includes many NASCAR teams and drivers. Candy Racing offers NASCAR racecar and driver-modeled digital collectibles. Candy Digital raised $100m in a Series A round at a valuation of $1.5B.

Despite the present competitive landscape, we believe the Company stands out in the automotive digital collectible industry because no other company focuses on the car community and car culture aspect. The Company is also in discussion to sign major IP licenses with automotive manufacturers, aftermarket brands, and event brands.

The leadership team at the Company has a finger on the pulse in terms of automotive trends and car culture. The Company plans to take advantage of these relationships and opportunities to garner partnerships that help bring product and brand awareness to the market.

Comparable Competitor Companies

Candy Digital's NASCAR NFTs: Raised $100M Series A at $1.5B valuation in Oct 2021. https://decrypt.co/92448/candy-digital-nascar-team-nfts-eyes-move-beyond-sports

eBay take over: https://www.sportspromedia.com/news/ebay-tcgplayer-digital-collectibles-takeover/

NFL & Dapper Labs: https://www.sportspromedia.com/news/nfl-all-day-nft-dapper-labs/

The Value of the Company's Assets

KurumaNFT Trademark

Management's Prior Achievements & Success

Taro Koki Co-founder, President & CEO
- Taro is the visionary of KurumaNFT, leading a team of highly qualified and specialized individuals who all have massive experience in their respective fields.
- Executive Producer for Best Motoring and Hot Version International video series which helped ignite the Japanese import tuner scene globally.
- Founded (2007) and built GTChannel into one of the largest automotive-focused YouTube MCNs. $14M Gross sales
- Sold GTChannel Inc.(2019) to SEEEN Plc. (AIM: SEEEN on London Stock Exchange) Raised $1M investment from Sumitomo Corp for SEEEN Plc IPO.
- 20-year career and automotive media space with an abundance of connections both in the US and Japan.

Sam Mitani Co-founder VP Content
- Sam is in charge of all content for Kuruma NFT Inc.
- Formerly the International Editor of Road & Track magazine and the Editor of Speed Magazine
- Sam is an award-winning author, with his 2018 novel, The Prototype, taking home the prestigious Gold Medal in the Next-Generation Indie Book Awards.
- Served as co-host of automotive segments for KABC's Eye On LA. One of his shows won an Emmy award for Best Sports Feature.
- In 2010, Sam set a speed record at the Bonneville Salt Flats going 203.73 mph, which made him a member of the exclusive Bonneville 200-MPH Club.

Sung Kang Co-founder and Brand Ambassador
- Sung is widely known for his role in numerous feature films and TV series, including the Fast & Furious franchise as Han Lue.
- He is equally revered in the automotive community as a "real car guy." He is the man behind the award-winning cars, the Fugu Z and Doc Z.
- Sung not only brings his massive followers and fans to Kuruma NFT, but he also introduces our brand to numerous different influencers in a variety of industries.
- Being an artist himself, Sung has the interests of the artist in mind and will always have their backs. Sung will be "dropping" an original NFT on Kuruma in the very near future.

Bryan Conzone Head of Engineering
- Bryan and his team will be in charge of developing the new KurumaCards™ platform.

- He has 20+ years of experience building a team of engineers, architecting, developing, and managing large-scale web apps.
- He possesses advanced skills across the entire stack from wire-framing, design manipulation, front-end / back-end development, databases, APIs, and everything in between

Brandon Scarpelli Head of Social Media
- Brandon has spent the last 15 years leading and executing the digital/content/social media efforts for some of the auto industry's biggest brands such as MotorTrend, Formula Drift, Pirelli, Brembo, RECARO, and a long list of others!
- Brandon is in charge of all social media strategy and direction for Kuruma NFT Inc.
- Brandon is also the host of the Kuruma Drivers Club Twitter Spaces hosted on the KurumaNFT Twitter account every Tuesday evening.

Keiron Berndt Head of Creative
- Keiron has set the look and feel of KurumaNFT™ from the get-go mixing a sleek style but fun image and utilizing dynamic colors rarely seen in automotive media until now.
- Keiron has created iconic images for Mercedes AMG, Toyota, EA Sports, Speed Hunters, Donut Media and Race Service placing the young maven in the center of an elite circle.
- Add in a penchant for problem-solving, a passion for perpetual motion, and a belief that things are possible—and the migration from still to moving image seems all but preordained.

Allen V. Dam Co-founder and Advisor
- Started his career at the William Morris Agency's agent training program, packaging talent, and new media departments. While there, he built relationships with filmmakers, studio executives, and talent representatives.
- Allen has worked on films like: Trainspotting, Fast & Furious 3 and 6, The Expendables 4 and Lamborghini: The Legend.

Bruce Garfield Licensing, Brand and IP Advisor
- Bruce advises on proprietary Kuruma NFT Inc. trademarks and licensing deals with automotive brands through his vast experience and network in the automotive and licensing industry.
- 20+ career at American Honda Motor Co., Inc. in brand licensing and trademarks.
- Currently Board of Directors, Honda Federal Credit Union
- Currently Board of Directors, Donut Media (Acquired by Recurrent Ventures 2021)

Paul Pfanner Motorsports Advisor
- Paul advises on connecting Kuruma NFT Inc. with the right players in the motorsports sector such as race sanctioning bodies, events, teams, and drivers.
- Founder, President, and CEO of Racer Media and Marketing Inc.
- Racer Magazine has been in publication for 30 years.

Business Partnerships & Relationships

Sung Kang: Universal Picture's Fast franchise star, KurumaNFT™ co-founder and brand ambassador is scheduled to launch his own KurumaCards™ Sung Kang edition.

Racer Magazine: Kuruma NFT Inc. and Racer Media & Marketing Inc. have signed a licensing agreement that allows Kuruma NFT Inc. to create and sell NFTs of 12 Racer magazine cover illustrations by artist Paul Laguette. The licensing agreement contains rights for merchandising and game applications. KurumaNFT™ sells framed canvas prints of each cover design in combination with the NFTs.

Jon Sibal/RWB: Kuruma NFT Inc. and renowned artist Jon Sibal have signed a licensing agreement that allows Kuruma NFT Inc. to create and sell NFTs based on Jon's artwork based on the Japanese legendary tuner RWB. The licensing agreement contains rights for merchandising applications. KurumaNFT™ plans to sell apparel designed by Jon Sibal in the 3rd quarter of 2022.

Toyota Motor North America: Letter of Intent to launch an NFT project with KurumaNFT™ in 2023.

Auto Conduct: Event space partnership agreement with Auto Conduct which has a facility in downtown LA that includes, car storage and event space.

B2B Deal Wins in Q4 Creating Momentum

Kaido House and Japanese Classic Car Show: KurumaNFT launched the KurumaCards™ test marketing campaign with Kaido House at the Japanese Classic Car Show to success on September 10(Sat), 2022. Kaido House is a popular die-cast brand that specializes in classic Japanese cars.

Falken Tires x KurumaCards at Formula Drift: A major player in the US drifting scene, Falken Tires collaborated to work with KurumaNFT to launch 200 Falken Driver professional driver cards at Formula Drift's Irwindale Finals on October 15, 2022.

KurumaNFT also created 200 "Falken Team Cards" for Falken Tires guests, employees and VIP who visited the Falken Tires activation tent at Formula D the same weekend.

HOT ROD Magazine x SEMA Show 2022 KurumaCards: Hot Rod (Motor Trend Group) is celebrating its 75th anniverary at the SEMA Show by opening up past digital archives to the public and also launching a special commemorative 750 limited edition KurumaCards™ collection with KurumaNFT on November 2 at the SEMA Show in Las Vegas Nevada. This is a significant marketing deal which elevates KurumaCards as the premiere automotive digital collectible.

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 21,510,000 shares, includes 21,510,000 shares of Common Stock and does not include 1,000,000 shares of Series A Preferred Stock. Series A Preferred Stock has 1,000 votes on all matters presented to be voted by the holders of Common Stock, no conversion feature, no

rights or preference nor impact on beneficial ownership of Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Working Capital*
  94.5%
  We will use the proceeds to pay for social media and development costs.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  35.0%
  Content marketing by telling stories of cars and the people behind them is our expertise. We plan to invest in owned media production rather than paid advertising. Car event marketing will also be a big part of getting our brand out by going to where the fans are. Distribution through social media platforms is included here.
- *Research & Development*
  20.0%
  We plan to develop our phase 2 marketplace with improved user experience.
- *Company Employment*
  30.0%
  Building a strong team is essential to a strong business. We plan to appoint a CTO to lead the development efforts and a marketing director to lead the aforementioned marketing plan. Outside contractors will also be utilized.
- *Operations*
  8.5%
  Cost for vendors and contractors to help with creative or implement our plans such as preparing and minting NFTs for sale.
- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kurumanft.com/ (kurumanft.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kurumanft

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kuruma NFT Inc.

[See attached]

KURUMA NFT INC.

FINANCIAL STATEMENTS

FROM INCEPTION (NOVEMBER 19, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Kuruma NFT Inc.
El Segundo, California

We have reviewed the accompanying financial statements of Kuruma NFT Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (November 19, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 24, 2022
Los Angeles, California

KURUMA NFT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholder Loan	$	1,380
Total current liabilities		**1,380**
Total liabilities		**1,380**
STOCKHOLDERS EQUITY		
Common Stock		16,000
Subscriptions Receivable		(16,000)
Retained earnings/(Accumulated Deficit)		(1,380)
Total stockholders' equity		**(1,380)**
Total liabilities and stockholders' equity	**$**	**-**

See accompanying notes to financial statements.

Inception (November 19, 2021)		December 31, 2021
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		1,380
Total operating expenses		1,380
Operating income/(loss)		(1,380)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(1,380)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(1,380)**

See accompanying notes to financial statements.

KURUMA NFT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscriptions Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date November 19, 2021	-				
Issuance of Common Stock	16,000,000	$16,000	$ (16,000)		$ -
Net income/(loss)	-	-		$ (1,380)	(1,380)
Balance—December 31, 2021	**16,000,000**	**$16,000**	**$ (16,000)**	**$ (1,380)**	**$ (1,380)**

See accompanying notes to financial statements.

KURUMA NFT INC.
Statements of Cash Flows
(Unaudited)

As of inception (November 19, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(1,380)
Changes in operating assets and liabilities:		
Account receivables, net		-
Accounts Payable		-
Net cash provided/(used) by operating activities		**(1,380)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		1,380
Net cash provided/(used) by financing activities		**1,380**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kuruma NFT Inc. was incorporated on November 19, 2021, in the state of Delaware. The financial statements of Kuruma NFT Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in El Segundo, California.

Kuruma™ NFT Inc. will be launching an NFT platform where users can buy, sell and trade NFTs (Non-Fungible Tokens) in a dedicated online setting called the "auto verse." With the recent emergence of NFTs as a decentralized form of digital ownership, KurumaNFT™ will be providing a digital metaverse with an automotive focus intended to capitalize on the growing trend of NFTs while offering a convenient and exciting way for car enthusiasts to live, own, and share their digital lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Kuruma NFT Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from NFT platform where users can buy, sell and trade NFTs (Non-Fungible Tokens) in a dedicated online setting called the "auto verse." KurumaNFT™ will be providing a digital metaverse with an automotive focus intended to capitalize on the growing trend of NFTs while offering a convenient and exciting way for car enthusiasts to live, own, and share their digital lives.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 24, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 16,000,000 shares of Common Shares with a par value of $0.001. As of December 31, 2021, 16,000,000 shares have been issued and are outstanding.

4. DEBT

Owner Loans

During 2021, expenses paid on behalf of the Company from the founder's personal account was in the amount of $1,380. The details of the loans from the owners are as follows:

					For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Taro Koki	$ 1,380	0.00%	Fiscal Year 20:	No set maturity	$ 1,380		$ 1,380
Total					$ 1,380	$ -	$ 1,380

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,	2021
Net Operating Loss	$ (412)
Valuation Allowance	412
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, are as follows:

As of Year Ended December 31,	2021
Net Operating Loss	$ (412)
Valuation Allowance	412
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,380, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,380. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During 2021, expenses paid on behalf of company from the founder's (Taro Koki) personal account was in the amount of $1,380. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the loan is $1,380.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 24, 2022, which is the date the financial statements were available to be issued.

On January 28, 2022, the amended Articles of Corporation was accepted. 1,439,000 shares of common stock were issued. According to the amended article, the company is authorized to issue 150,000,000 common stock and 5,000,000 shares of Preferred Stock with a par value of $0.001.

In February of 2022, the company had Friends of Family Round of stock issuance. 510,000 shares of common stock were issued at price of $0.50. In total, $255,000 was raised.

On May 10, 2022, the Company authorized the Stock Option Plan. The Company reserved 3,500,000 shares of its Common Stock pursuant to the Plan. On May 15, 2022, the Company issued 2,500,000 stock options.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KurumaNFT™ is not live or open to the public at this moment.

The future of car culture through NFTs and digital collectibles

INVEST IN KURUMANFT™ TODAY!

At KurumaNFT Inc., we produce and market automotive NFTs and KurumaCards™ as digital car collectibles. Similar to virtual baseball trading cards, we partner with artists and automotive brands to produce NFT/KurumaCards™ using state-of-the-art block... Show more


KURUMA

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- KurumaNFT is an automotive NFT marketplace with a mission to empower and connect artists and brands through NFTs within the automotive meta-verse, or what we call the KurumaVerse™.

- Digital collectibles is a growing space, and we believe no one else is adequately bridging the gap between the auto enthusiast space and Web3 blockchain technology. We intend to fill that gap.

- Our team and advisors have a profound level of experience in the automotive industry. President and CEO Taro Koki founded the popular automotive video network GTChannel, while VP of Content Sam Mitani served as International Editor for Road & Track, and he has also authored a number of books.

- Co-founder Sung Kang, from the *Fast and Furious* movie franchise, brings his own fans and followers (3.1 million Instagram followers) to our space.

OVERVIEW

Our mission is to empower artists and brands by building relationships with the automotive community through NFTs

As content creators and car enthusiasts, we were inspired to create our own NFT collection and a marketplace where fellow car fans could connect.

That's why we specialize in automotive NFTs - everything from original artwork to featured projects by the most influential artists and brands in the motoring industry. From Generative PFP collections to rare one-of-ones to digital collectibles - we cover them all.


KURUMANFT
is the future of
CAR CULTURE
BRAND
Mission
Bridging the gap between the automotive enthusiast market and web 3
RACER
RACER
RACER

KurumaNFT bridges the gap between the automotive enthusiast market and Web3 while helping artists enter and flourish in the space.

THE PROBLEM & OUR SOLUTION

Aiming to bridge the gap between the automotive enthusiast market and Web3 technology


Welcome to the
KurumaVerse™

In our view, no credible entity is taking the lead in guiding automotive brands into Web3. That's why we have embraced the potential of NFTs to engage relationships between enthusiasts, artists, and automotive brands.

KurumaNFT is a one-stop shop for premiere artists and brands who want to launch projects, while featuring our own creations, such as KurumaCards digital car collectibles and our special access Founders Pit Pass NFT. Through the buy and trade quality of NFTs, we want to bring the passion of collecting cars, trading cards, collecting diecast models, and offering fashionable merchandise to the digital world by leveraging blockchain technology.


KurumaCards™
Launch Event



We plan to offer a low-barrier user experience that's designed for mass adoption by normal car fans and not just Web3 experts.

Our revenue streams:

- Digital collectible (NFT) sales such as KurumaCards™ and special products.
- B2B deals in which KurumaNFT serves the role of a studio to help auto brands launch their own branded NFT projects.
- License deals: Starting from licensed merchandise, we plan to take our creations to other platforms.


NOT JUST
Digital Art
KurumaNFT and global print-on-demand company, Jondo, has entered a partnership that offers the ability to print NFTs.

THE MARKET & OUR TRACTION

KurumaNFT is at the intersection of two booming markets

The **digital collectible market** is a $2.5 billion industry (source), the **collector car market** is a $2 billion industry (source), and the diecast car model market is nearly a $1 billion industry (source).

We believe our competition is mainly focused on those in the motorsports NFT marketplace, and although we are in that space, we plan to hone in on more of the customized market that is comprised of concept vehicles and tuner cars.

We are one of the only companies utilizing digital collectibles in this space. Plus, we have the added benefit of having Sung Kang on our team, who not only brings his own massive fan base to the table, but also represents artists in the space.

So far, we feel we've established a vibrant digital and unique community of car x Web3 enthusiasts.

Here's more on our recent traction:

Sold Out 01.

Three of our RACER Magazine collaboration projects have sold out.

New Launches 02.

We launched multiple NFT projects with major players in the automotive space.



Racer Magazine
TWELVE LEGENDARY COVERS ILLUSTRATED BY PAUL LAGUETTE.



Bakeneko
NFT ARTIST BAKENEKO OFFERS HIS CREATIVE TAKE ON CARS.



Jon Sibal RWB
OFFICIAL LIMITED EDITION 200 RWB NFTS.

B2B Deals 03.

B2B deals for the 2nd half of 2022 and 2023 are in the works.

KurumaCards™ 04.

Currently preparing "KurumaCards™" for trademark application.

KurumaCards ™

is a next gen. collector experience. Fans can take part in authentic digital automotive collections of their favorite cars, connect with the brands they love in a new innovative way & be part of the community surrounding it!


TYPE R


GRAVE DIGGER

why invest

We believe we are positioned for success in the automotive digital collectibles market

In our view, people love cars and love to collect. The collectibles market seems to only keep growing, and the younger generation is keen on the power of digital, tangible assets.


The team at Kuruma NFT brings a provenance that is unparalleled.
These aren't tech bros coming in & trying to monetize a scene—they're pillars of the car community. And it's their passion for putting the creators & community first that ensures they'll continue to help grow the scene for many years to come."
Justin Kaehler, Creative Dir., Team One Lexus

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

We hope this campaign will help us towards launching KurumaCards™, hiring engineers to build a more seamless user experience, developing content marketing, and increasing engagement through digital and real live events.

We believe KurumaNFT is positioned to disrupt the market, thanks to our strong relationships with the automotive IP holders and brands. And our experienced team is ready to kick things into gear now, so invest today!


UUpgrayDD @JoeTrichak · 17h
New @bakenekoart PFP - loving the vibe over @Kuruma_NFT - great group of forward thinking gear heads! Check out #kurumastagerally for a chance at some sick swagger!
CIAO

ABOUT

HEADQUARTERS
1730 East Holly Ave, Suite 757
El Segundo, CA 90245

VALUATION
$21.51M

At KurumaNFT Inc., we produce and market automotive NFTs and KurumaCards™ as digital car collectibles. Similar to virtual baseball trading cards, we partner with artists and automotive brands to produce NFT/KurumaCards™ using state-of-the-art blockchain technology. We are currently in-market (generating revenue in 2022) and aim to revitalize the car enthusiast community through new digital connections.

TEAM



Taro Koki
Co-founder, President & CEO

Originally responsible for bringing the Japanese DVD series Best Motoring and Hot Version to the international audience, Taro founded GTChannel, an online automotive media brand in 2007 and grew it into a top YouTube car network with more than 1000 creators until it was acquired in 2019. Taro has directed and produced the Telly Award-winning video series Behind the Smoke on GTChannel and has contributed to numerous automotive magazines such as Motor Trend, Road & Track Speed and Motorhead (Japan). Taro also has experience as a pitlane reporter for the American Le Mans Series(ESPN), Formula D(FS1) and NISMO TV. Taro is certified from Columbia Business School's Executive Education - Blockchain in Business course in 2021.



Sam Mitani
VP of Content

Formerly the International Editor of Road & Track magazine and the Editor of Speed magazine, Sam is now the president of his own communications company. He is also an award-winning author, with his 2018 novel, The Prototype, taking home the prestigious Gold Medal in the Next-Generation Indie Book Awards. He also authored a trio of travel books and served as co-host of automotive segments for KABC's Eye On LA. One of his shows won an Emmy award for Best Sports Feature. He also took part in a number of adventurous races, including the Dakar Rally in 1996 (then known as the Granada-to-Dakar Rally), as well as two stints in the Malaysian jungle in the Trans Peninsula Rally. In 2010, Sam set a speed record at the Bonneville Salt Flats going 203.73 mph, which made him a member of the exclusive Bonneville 200-MPH Club.



Sung Kang
Co-founder & Brand Ambassador

Sung is widely known for his role in numerous feature films and TV series, including the Fast & Furious franchise, but he is equally revered in the automotive community as a "real car guy." He is the man behind the award-winning cars, the Fugu Z and Doc Z. Sung not only brings his massive followers and fans to Kuruma NFT, but he also introduces our brand to numerous different influencers in a variety of industries. Being an artist himself, Sung has the interests of the artist in mind and will always have their backs. Sung will be "dropping" an original NFT on Kuruma in the very near future.



Bruce Garfield
Licensing, Brand and IP Advisor

CEO of The Garfield Agency

Board of Directors of Honda Federal Credit Union.

Formerly with American Honda Motor Co. Inc.



Paul Pfanner
Motorsport Advisor

Founder, President & CEO of Racer Media & Marketing



Rocky Lin
Technical Advisor

Chief Engineer at Alpine Electronics of Silicon Valley



Allen V. Dam
Advisor

Chief Content Officer of Spores Network. Allen started his career at the William Morris Agency's agent training program, packaging talent and new media departments. While there, his relationships with filmmakers, studio executives and talent representatives led him to work on films like: Trainspotting,Fast & Furious 3 and 6, The Expendables 4 and Lamborghini: The Legend.



Keiron Berndt
Head of Creative

Hailing from the quaint suburb of Johannesburg, South Africa, Keiron Berndt is one of the fastest lenses in motorsports—blurring the line between fine art and photography, the visible and invisible, human and machine. Iconic images created for Mercedes AMG, Toyota, EA Sports, Speed Hunters, Donut Media and Race Service have placed the young maven in the center of an elite circle. Add in a penchant for problem solving, a passion for perpetual motion and a belief that things are possible—and the migration from still to moving image seems all but preordained.



Brandon Scarpelli
Head of Social Media

Born and raised into a motorsports driven family, Brandon has spent the last 15 years leading and executing the digital/content/social media efforts for some of the auto industry's biggest brands such as MotorTrend, Formula Drift, Pirelli, Brembo, RECARO and a long list of others!



Michael Franz
Community Manager

Michael is a creative problem solver & project manager with 6+ years of experience in Automotive, Sneakers, and Apparel, that comes with an understanding that great marketing comes from great storytelling as well as an authentic understanding of the community.



Riki Smith
Accounting

Riki Smith, Owner and President of DP Business Management, founded DP Business Management in 2003, in an effort to provide the support and infrastructure to companies that did not require a large internal accounting staff. She focuses on providing personalized, individual service to all of her clients with an emphasis on quality, flexibility, and affordability. With over 20 years of accounting and business management experience, Riki recognizes that each client and industry is different, and she utilizes every possible resource to provide unique strategies and solutions for each one.

TERMS

KurumaNFT™

Overview

PRICE PER SHARE	VALUATION
$1	$21.51M
DEADLINE	AMOUNT RAISED
Feb 6, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.00	Equity
MAX INVESTMENT	SHARES OFFERED
$250,000.00	Common Stock
MIN NUMBER OF SHARES OFFERED	MAX NUMBER OF SHARES OFFERED
10,000	1,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Risks

Company	:	**Kuruma NFT Inc.**
Corporate Address	:	**1730 East Holly Ave, Suite 757, El Segundo, CA 90245**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,000,000.00**
Minimum Investment Amount (per investor)	:	**$250.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**10,000**
Maximum Number of Shares Offered	:	**1,000,000**
Price per Share	:	**$1.00**
Pre-Money Valuation	:	**$21,510,000.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Community, Friends, Family - First 8 days | 15% bonus shares

Super Early Bird - First 11 days | 10% bonus

Early Bird Bonus - First 18 days | 5% bonus shares

Volume-Based Perks

$500+ | Bronze Tier (1)
Invest $500+ and receive 1% Bonus Shares, Founders Pit Pass NFT, your name on the Wall of Fame on kurumanft.com and a special Founders Club T-shirt.

$1,000+ | Silver Tier (2)
Invest $1,000+ and receive 5% Bonus Shares, Founders Pit Pass NFT, your name on the Wall of Fame on kurumanft.com and a special Founders Club T-shirt.

$2,500+ | Gold Tier (3)
Invest $2,500+ and receive 10% Bonus Shares, Founders Pit Pass NFT, your name on the Wall of Fame on kurumanft.com and a special Founders Club T-shirt.

$5,000+ | Platinum Tier (4)
Invest $5,000+ and receive 15% Bonus Shares, your name on the Wall of Fame on kurumanft.com , a special Founders Club T-shirt and a 15 minute Zoom call with CEO Taro Koki and co-founder Sung Kang.

$25,000+ | Legend Tier (5)
Invest $25,000+ and receive 20% Bonus Shares, your name on the Wall of Fame on kurumanft.com , a special Founders Club T-shirt and lunch with CEO Taro Koki and co-founder Sung Kang.

$50,000+ | GOAT Tier (6)
Invest $50,000+ and receive 25% Bonus Shares, your name on the Wall of Fame on kurumanft.com , a special Founders Club T-shirt, lunch with CEO Taro Koki and co-founder Sung Kang.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

10% StartEngine Owners' Bonus

KurumaNFT Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

How Racing Brands Create Value with NFTs?

EPARTRADE, Electronic Performance And Racing Trade, is a trade-only product-sourcing platform that works 24/7 to connect performance parts suppliers with racing business professionals around the globe.

View Article

Kuruma NFT and RACER launch magazine cover art collection

Write a summary of the article here, or the first 1-3 sentences of the article.

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Sung Kang: It was something I was interested in, the idea of legacy, leaving something behind and making it something accessible to everyone. In NFTs, that's what I saw. It's Something that transcends local community and becomes global. It's accessible to anyone in the world. That was something that was very intriguing.

Taro Koki: That's my co-founder Sung Kang, you've seen him in the Fast and the Furious films. We created this company because the collectible market is growing exponentially with everything from comic books, memorabilia and classic cars. But the trend is now involving NFTs as we have seen in the success with digital professional sports and art NFTs.

KurumaNFT's goal is to create a platform for digital collectibles and launch KurumaCards, which are automotive digital collectibles.

Why cars? Because the automotive enthusiast space is a large market.

We saw a gap between what we call Web3 and the car enthusiast space.

We have seen that the next generation of collectors are moving into the digital space and value digital assets just as much as something you can hold in your hand. For example, my kids want game tokens for their birthdays instead of physical toys now.

We are creating a platform on the blockchain that authenticates and verifies each digital card that can't be duplicated. The blockchain also tracks provenance just like a car title. And you don't have to show up at a swap meet or an auction house to purchase digital collectibles, because it's all online!

In the 8 months since we started KurumaNFT, we have learned that community is everything. We believe we've built a vibrant community of tech-savvy, auto enthusiasts. We've already launched several NFT projects with utilities that have sold out. And the next stage is to make it even easier and lower the barrier to entry.

Sung Kang: How about we create a community, where we can share our knowledge and also make sure that the foundation is placed with people with integrity behind their names. And the way they approach their life as people. Without that there is no future in this NFT because it's something you can't touch. It's almost based on trust. Trust from the consumer to the artist, that I value, something that you created. Something that you put out there.

We've assembled a strong team of industry veterans from the automotive media space to lead this vision.

Our team's vision includes:

1. Product Planning and strategy. The plan is to launch KurumaCards and various editions of it. We'll build a dedicated product team.

2. Assemble an engineering team that can deliver on the vision of accessible digital collectibles

for enthusiasts. We plan to build that future-proof architecture that can go beyond cars into other enthusiast areas such as games, anime, and sports.

3. Content marketing to grow the community and tell stories that resonate with them. We say every card has a great story. We believe this is what we do best! It really is about great storytelling no matter the medium.

Let’s build this legacy together by investing in KurumaNFT and become part of our community of the future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.